SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(A) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:	LoCorr Investment Trust

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	261 School Avenue, 4th Floor
Excelsior, MN 55331

TELEPHONE NUMBER:	(952) 767-2920

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:	CT Corporation System
1300 East Ninth Street
Cleveland, OH 44114

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

/X/Yes	/ /No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the sole Trustee of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Excelsior, State of Minnesota on this 22nd day of December, 2010.

ATTEST:	LoCorr Investment Trust

/s/ Katie Bender	/s/ Jon C. Essen

By: Katie Bender, Secretary	By: Jon C. Essen, Trustee